P.E. 2/6/02

02013408

832988

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of February 6, 2002

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Terry Burman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non-discretionary

Exercise of options granted in October 1997 and subsequent sale of shares

7) Number of shares/amount of stock acquired

3,256,880

8) Percentage of issued class

0.1912

9) Number of shares/amount of stock disposed

3,073,394

10) Percentage of issued class

0.1804

11) Class of security

0.5p ordinary shares

12) Price per shares

Exercise price = $0.545 per share

Selling price = £1.01 5844 per share

13) Date of transaction

17.01.02

14) Date company informed

17.01.02

15) Total holding following this notification

307,506

16) Total percentage holding of issued class following this notification

0.0181

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved; class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......... 17 January 2002 ....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Gordon Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in September 1993 and November 1994

7) Number of shares/amount of stock acquired

327,907

8) Percentage of issued class

0.0193

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p ordinary shares

12) Price per share
200,000 @ £0.325
127,907 @ £0.215

13) Date of transaction

17.01.02

14) Date company informed

17.01.02

15) Total holding following this notification

433,495

16) Total percentage holding of issued class following this notification

0.0255

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....17 January 2002...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in October 1997 and subsequent sale of shares

7) Number of shares/amount of stock acquired

1,380,556

8) Percentage of issued class

0.0811

9) Number of shares/amount of stock disposed

1,380,556

10) Percentage of issued class

0.0811

11) Class of security

0.5p ordinary shares

12) Price per share
Exercise price £0.3375 per share
Selling price £1.015844 per share

13) Date of transaction

17.01.02

14) Date company informed

17.01.02

15) Total holding following this notification

131,500

16) Total percentage holding of issued class following this notification

0.0077

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anna Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....17 January 2002..........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Robert Blanchard

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2. above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director named in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Personal purchase

7) Number of shares/amount of stock acquired

212 ADRs -6,360 shares

8) Percentage of issued class

0.0004

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p Ordinary Shares

12) Price per share

$47.25 per ADR (1 ADR = 30 shares)

13) Date of transaction

11.01.2002

14) Date company informed

14.01.2002

15) Total holding following this notification

6,360

16) Total percentage holding of issued class following this notification

0.0004

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates telephone 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......14 January 2002..........

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: February 6, 2002

By: ______________________
Walker Boyd
Group Finance Director